Eaton Corporation
2010 Annual Report on Form 10-K
Item 15(b)
Exhibit 12
Ratio of Earnings to Fixed Charges

	Year ended December 31
(Millions of dollars)	2010	2009	2008	2007	2006
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$1,036	$303	$1,140	$1,055	$979

Adjustments
(Income) losses of equity investees	(14)	(6)	(11)	(6)	1
Distributed income of equity investees	15	9	1	1	1
Interest expensed	162	170	192	193	139
Amortization of debt issue costs	4	5	2	1	1
Estimated portion of rent expense representing interest	57	59	58	44	41
Amortization of capitalized interest	10	13	13	12	12

Adjusted income from continuing operations before income taxes	$1,270	$553	$1,395	$1,300	$1,174

Fixed charges
Interest expensed	$162	$170	$192	$193	$139
Interest capitalized	8	7	13	14	14
Amortization of debt issue costs	4	5	2	1	1
Estimated portion of rent expense representing interest	57	59	58	44	41

Total fixed charges	$231	$241	$265	$252	$195

Ratio of earnings to fixed charges	5.50	2.29	5.26	5.16	6.02